

Mail Stop 4561

December 23, 2008

By U.S. Mail and Facsimile to: (630) 242-7524

Paul A. Cloutier
Executive Vice President and Chief Financial Officer
BankFinancial Corporation
15W060 North Frontage Road
Burr Ridge, IL 60527

> **Re: BankFinancial Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2007**
> **Filed April 29, 2008**
> **File No. 000-51331**

Dear Mr. Cloutier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation

Annual Cash Incentive Compensation, page 9

1.   You state that the company's named executive officers received annual cash incentive awards based on the achievement of certain strategic, financial and management business plan objectives. In future filings, please disclose the

specific objectives used to determine the annual awards. If you did not disclose the objectives because you determined that they were confidential due to the potential for competitive harm to the company, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, provide us with your confidentiality analysis supplementally and include in future filings detailed disclosure analyzing the level of difficulty necessary to reach each of the targets contemplated by the Instruction. For more information on the confidentiality of targets, please refer to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

Equity-Based Compensation, page 9

2.   You disclose on page 10 that the vesting of certain restricted stock and stock option awards granted under the 2006 EIP is conditioned on the achievement of tangible capital ratios and asset quality ratios. In future filings, please disclose the specific target ratios. If you did not disclose the ratios because you determined that they were confidential, please refer to comment 1 above regarding the confidentiality analysis.

Summary Compensation Table, page 15

3.   We note your disclosure in footnote 2 to the Summary Compensation Table regarding stock and option awards. In future filings, please disclose the assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or in management's discussion and analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3419 with any questions.

Sincerely,

Christian Windsor
Special Counsel